- -------------------------------------------------------------------------------

IF YOU HAVE ANY QUESTIONS ABOUT THIS OFFER, PLEASE CALL THE SOLICITING AGENT, THE WEIL COMPANY, AT (800) 478-2605 OR PUBLIC STORAGE, INC.'S INVESTOR SERVICES DEPARTMENT AT (800) 421-2856 OR (818) 244-8080. IF YOU NEED HELP IN COMPLETING THE LETTER OF TRANSMITTAL, PLEASE CALL THE DEPOSITARY, THE FIRST NATIONAL BANK OF BOSTON, AT (617) 575-3120.

- -------------------------------------------------------------------------------

                                 April 15, 1996

          Re:  Tender Offer for Interests in Balcor/Colonial Storage Income Fund
               -----------------------------------------------------------------
- - 86
- ----

Dear Interest Holders:

          Public Storage, Inc. (the "Company") is offering to purchase up to 77,000 of the limited partnership interests (the "Interests") in Balcor/Colonial Storage Income Fund - 86 (the "Partnership") at a cash price per Interest of $240 (the "Offer"). There will be no commissions or fees paid by you associated with the sale.

          The Offer is not conditioned upon a minimum number of Interests being tendered. If more than 77,000 Interests are validly tendered, the Company will only accept up to 77,000 Interests, with such Interests purchased on a pro rata basis.

          NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE COMPANY OR TO PROVIDE ANY INFORMATION OTHER THAN THAT CONTAINED IN THE OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

          The Company has enclosed an Offer to Purchase and Letter of Transmittal which together describe the terms of the Offer. The Company urges you to read both the Offer to Purchase and the Letter of Transmittal carefully. If you wish to sell your Interests, please complete the enclosed Letter of Transmittal and return it in the enclosed postage-paid envelope to the address set forth on the back cover of the Offer to Purchase. The Offer will expire on May 14, 1996, unless extended.

          We thank you for your prompt attention to this matter.

                                       Very truly yours,



                                       PUBLIC STORAGE, INC.


                                       By: /s/ Harvey Lenkin
                                          ----------------------------
                                               Harvey Lenkin
                                               President

                    Offer to Purchase for Cash up to 77,000
                        Limited Partnership Interests of
                  Balcor/Colonial Storage Income Fund - 86, at
                               $240 Per Interest
                                       by
                              Public Storage, Inc.


- --------------------------------------------------------------------------------
     THE OFFER, WITHDRAWAL RIGHTS AND THE PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 14, 1996, UNLESS THE OFFER IS EXTENDED.
- --------------------------------------------------------------------------------

          PUBLIC STORAGE, INC. (THE "COMPANY") IS OFFERING TO PURCHASE UP TO 77,000 LIMITED PARTNERSHIP INTERESTS (THE "INTERESTS") OF THE OUTSTANDING LIMITED PARTNERSHIP INTERESTS IN BALCOR/COLONIAL STORAGE INCOME FUND - 86 (THE "PARTNERSHIP") AT A CASH PRICE PER INTEREST OF $240 (THE "OFFER"). THE OFFER PRICE WILL BE REDUCED BY THE AMOUNT PER INTEREST OF ANY PARTNERSHIP DISTRIBUTION, OTHER THAN THE REGULAR QUARTERLY DISTRIBUTION RELATING TO PARTNERSHIP OPERATIONS FOR THE FIRST QUARTER OF 1996. THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF INTERESTS BEING TENDERED. IF MORE THAN 77,000 INTERESTS (32.5% OF THE OUTSTANDING INTERESTS, EXCLUDING INTERESTS BENEFICIALLY OWNED BY THE COMPANY) ARE VALIDLY TENDERED, THE COMPANY WILL ACCEPT ONLY 77,000 INTERESTS, WITH SUCH INTERESTS PURCHASED ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. A HOLDER OF INTERESTS ("INTEREST HOLDER") MAY TENDER ANY AND ALL INTERESTS OWNED BY SUCH INTEREST HOLDER.

          In their evaluation of the Offer, Interest Holders should carefully consider the following:

          .  Determination of Offer Price.  The Offer Price was established by
             ----------------------------
             the Company and is not the result of arm's length negotiation.
                                               (continued on the following page)

                               __________________

                                   IMPORTANT

          Any Interest Holder desiring to tender Interests should complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and any other required documents to The First National Bank of Boston at the address set forth on the back cover of this Offer to Purchase, or request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her.

          Any questions about the Offer may be directed to the Soliciting Agent, The Weil Company, at (800) 478-2605. Any requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Company's Investor Services Department at (800) 421-2856 or (818) 244-8080. If you need any help in completing the Letter of Transmittal, please call the Depositary, The First National Bank of Boston, at (617) 575-3120. The Soliciting Agent will receive .5% of the Offer Price for each Interest tendered and accepted by the Company.

                               __________________

          .  Offer Price May Not Represent Liquidation Value.  Although the
             -----------------------------------------------
             Company cannot predict the future value of the Partnership's assets on a per Interest basis, the Offer Price could be substantially less than the net proceeds that would be realized on a per Interest basis from a current sale of the properties or that may be realized upon a future liquidation of the Partnership. The term of the Partnership will expire on December 31, 2036, unless the Partnership is dissolved sooner. See "Background and Purpose of the Offer -- Background of the Offer" regarding a contract to purchase the properties of the Partnership which, if consummated, would cause a dissolution of the Partnership.

          .  No Reliance on Independent Valuation Of Interests.  The Offer Price
             -------------------------------------------------
             represents the price the Company is willing to pay for the Interests. No independent person has been retained by the Company to evaluate or render any opinion with respect to the fairness of the Offer Price, and no appraisals have been obtained by the Company of any of the properties owned by the Partnership. See, however, "Determination of Offer Price" for information regarding a recent appraisal obtained by the Partnership, and "Background and Purpose of the Offer -- Background of the Offer" regarding a contract to purchase the properties of the Partnership which, if consummated, would cause a dissolution of the Partnership.

          .  Attractive Investment for Company.  The Company is making the Offer
             ---------------------------------
             with a view to making a profit. Accordingly, there may be a conflict between the desire of the Company to purchase Interests at a low price and the desire of the Interest Holders to sell their Interests at a high price. See "Special Considerations."

          The Company and the Partnership are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith each files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company and the Partnership with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail at prescribed rates from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material for the Company can also be inspected at the New York Stock Exchange ("NYSE"), 20 Broad Street, New York, New York 10005.

                                     (ii)

          The Letter of Transmittal and any other required documents should be sent or delivered by each Interest Holder to the Depositary at one of the addresses set forth below:

                        The Depositary for the Offer is:

                       The First National Bank of Boston


          By Mail                  By Hand             By Overnight Courier
The First National Bank of    BancBoston Trust      The First National Bank of
          Boston             Company of New York              Boston
   Shareholder Services          55 Broadway            Corporate Agency &
       P.O. Box 1872              3rd Floor               Reorganization
    Mail Stop 45-01-19       New York, NY  10006        150 Royall Street
     Boston, MA  02105                                  Mail Stop 45-01-19
                                                        Canton, MA  02021

                                     (iii)

                               TABLE OF CONTENTS
                               -----------------

                                                                            Page
                                                                            ----

SUMMARY...................................................................... 1
SPECIAL CONSIDERATIONS....................................................... 3
BACKGROUND AND PURPOSE OF THE OFFER.......................................... 5
   The Partnership........................................................... 5
   The Company............................................................... 7
   Background of the Offer................................................... 8
   Purpose of the Offer...................................................... 10
DETERMINATION OF OFFER PRICE................................................. 10
THE OFFER.................................................................... 11
   Terms of the Offer........................................................ 11
   Proration of Interests; Acceptance for Payment and Payment
    for Interests............................................................ 12
   Procedures for Tendering Interests........................................ 13
   Withdrawal Rights......................................................... 14
   Extension of Tender Period; Termination and Amendment..................... 14
   Source of Funds........................................................... 16
   Conditions of the Offer................................................... 16
   Certain Fees and Expenses................................................. 17
   Soliciting Agent.......................................................... 17
   Dissenters' Rights and Investor Lists..................................... 17
   Federal Income Tax Consequences........................................... 18
   Miscellaneous............................................................. 19
EFFECTS OF OFFER ON NON-TENDERING INTEREST HOLDERS........................... 20
   Significant Equity Interest............................................... 20
   Effect on Trading Market.................................................. 20
   Partnership Status........................................................ 20
   Partnership Business...................................................... 20
   Certain Restrictions on Transfer.......................................... 21
   Effect on Exchange Act Regulation......................................... 21
MARKET PRICES OF INTERESTS................................................... 22

SCHEDULE 1
   PARTNERSHIP PROPERTIES.................................................... 1-1

SCHEDULE 2
   DIRECTORS AND EXECUTIVE OFFICERS OF PUBLIC STORAGE, INC................... 2-1

          NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE COMPANY OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                     (iv)

To Interest Holders of Balcor/Colonial Storage Income Fund - 86:

                                    SUMMARY

          Interest Holders are urged to read carefully this Offer to Purchase, including the matters discussed under "Special Considerations," and the accompanying Letter of Transmittal before deciding whether to tender their Interests.

          Certain significant matters discussed in the Offer to Purchase are summarized below. This summary is not intended to be a complete description and is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Offer to Purchase. The Company is not a General Partner of or otherwise affiliated with the Partnership. Certain information contained herein which relates to the Partnership has been obtained from publicly available information prepared by or on behalf of the Partnership. Although the Company has no knowledge that would indicate that any statements contained herein which are based on such documents are untrue, the Company assumes no responsibility for the accuracy or completeness of such information or for the failure by the Partnership to disclose facts or events which may have occurred and which may have affected or may affect the significance or accuracy of any such information but are unknown to the Company.

The Company and the Partnership
 Balcor/Colonial Storage
  Income Fund - 86.......... The Partnership was organized in 1986 and owns interests in certain mini-warehouse and
                             office/warehouse properties.  The General Partners
                             of the Partnership are Balcor Storage Partners -
                             86 and Colonial Storage 86, Inc.  The
                             Partnership's properties are managed by Colonial
                             Storage Management, Inc. ("Colonial"), an
                             affiliate of one of the General Partners.  See
                             "Background and Purpose of the Offer -- The
                             Partnership."  At December 31, 1995, there were
                             8,950 holders of record owning 256,904 Interests.
                             The Company owns 9,167.678 Interests.  Assuming
                             the purchase of the Everest Interests (defined
                             below), the Company will own 20,166.678 Interests.

 Public Storage, Inc. ...... The Company is a real estate investment trust
                             ("REIT"), organized in 1980 as a California
                             corporation that has invested primarily in
                             existing mini-warehouses.  See "Background and
                             Purpose of the Offer -- The Company."

The Offer

 Number of Interests............................................ 77,000 (32.5% of the outstanding Interests, excluding Interests beneficially owned by the
                                                                 Company).

 Offer Price.................................................... $240 per Interest (the "Offer Price").

 Expiration, Withdrawal and Proration Date ..................... May 14, 1996, unless extended.  See "The Offer."

Purpose of the Offer

     The Company believes that the acquisition of Interests through the Offer represents a good investment for the Company and its shareholders. The Company is acquiring the Interests for investment purposes and has not finalized its plans with respect to the Partnership. The Company's plans with respect to the Partnership and the Company's ability to influence actions on which Interest Holders have a right to vote, will depend on Interest Holders' response to the Offer (i.e., the number of Interests tendered). See "Background and Purpose of the Offer -- Purpose of the Offer."

Special Considerations

     In their evaluation of the Offer, Interest Holders should carefully consider the information contained under "Special Considerations."

                             SPECIAL CONSIDERATIONS

          In their evaluation of the Offer, Interest Holders should carefully consider the following:


          Determination of Offer Price.  The Offer Price was established by the
          ----------------------------
          Company and is not the result of arm's length negotiation.


          Offer Price May Not Represent Liquidation Value.  Although the Company
          -----------------------------------------------
          cannot predict the future value of the Partnership's assets on a per Interest basis, the Offer Price could be substantially less than the net proceeds that would be realized on a per Interest basis from a current sale of the Partnership's properties or that may be realized upon a future liquidation of the Partnership. However, the liquidity provided by the Offer may be attractive to certain Interest Holders. See "Background and Purpose of the Offer -- Background of the Offer" regarding a contract to purchase the properties of the Partnership which, if consummated, would cause a dissolution of the Partnership.


          No Reliance on Independent Valuation Of Interests.  The Offer Price
          -------------------------------------------------
          represents the price the Company is willing to pay for the Interests. No independent person has been retained by the Company to evaluate or render any opinion with respect to the fairness of the Offer Price, and no appraisals have been obtained by the Company of any of the properties owned by the Partnership. See, however, "Determination of Offer Price" for information regarding a recent appraisal obtained by the Partnership, and "Background and Purpose of the Offer -- Background of the Offer" regarding a contract to purchase the properties of the Partnership which, if consummated, would cause a dissolution of the Partnership.


          Attractive Investment for Company.  The Company is making the Offer
          ---------------------------------
          with a view to making a profit. Accordingly, there may be a conflict between the desire of the Company to purchase Interests at a low price and the desire of the Interest Holders to sell their Interests at a high price. If the Offer Price per Interest is below the ultimate per Interest liquidation value, then the Company will benefit upon the liquidation of the Partnership from the spread between the Offer Price for the tendered Interests and the amount it would receive in the liquidation. Accordingly, Interest Holders might receive more money if they held their Interests, rather than tender, and received proceeds from the liquidation of the Partnership. Interest Holders, however, may prefer to receive the Offer Price now rather than wait for uncertain future net liquidation proceeds.


          Partnership Term.  In accordance with the Partnership Agreement, the
          ----------------
          term of the Partnership will expire on December 31, 2036, unless the Partnership is dissolved sooner. The Offer provides Interest Holders with an opportunity to liquidate their entire investment sooner than otherwise might be possible. The Partnership has entered into a purchase contract to sell all of the Partnership properties which provides that the sale will be closed on May 15, 1996, subject to extension to not later than July 15, 1996 as necessary to obtain investor approval. See "Background and Purpose of the Offer -- Background of the Offer." Such a sale of all of the Partnership properties, if consummated, would cause a dissolution of the Partnership.


          Tax Considerations.  A sale by an Interest Holder pursuant to the
          ------------------
          Offer will enable such Interest Holder to utilize any unused suspended "passive" losses from the

          Partnership so long as such Interest Holder disposes of his or her entire interest in the Partnership. In addition, such losses may be used to the extent thereof to offset gain recognized, if any, from the tender by an Interest Holder pursuant to the Offer. An Interest Holder would realize a taxable loss (likely a capital loss) in connection with a tender pursuant to the Offer to the extent that the Interest Holder's tax basis in his or her Interest exceeds the Offer Price; on the other hand, an Interest Holder would realize a taxable gain to the extent that the Offer Price exceeds the Interest Holder's tax basis in his or her Interest. The Offer may also be attractive to Interest Holders who wish in the future to avoid the expenses, delays and complications in filing complex income tax returns which result from ownership of the Interests. All Interest Holders should consult with their own tax advisors with specific reference to their own tax situations.

          Voting Power.  Interest Holders cannot participate in the management
          ------------
          or control of the Partnership's business, except insofar as Interest Holders are entitled to vote as permitted by the Partnership Agreement. Pursuant to the Partnership Agreement, the written consent of Balcor Storage Partners - 86, an Illinois partnership and a General Partner of the Partnership ("Balcor Storage Partners") would be required for the Company to become a substituted Limited Partner. Although the Offer is not contingent upon the Company being made a substituted Limited Partner, effective upon the Company's acceptance for payment of the tendered Interests, the Interest Holder will grant to the Company an irrevocable proxy to vote such Interests in such manner as the Company shall deem proper. If the maximum number of Interests sought are tendered and accepted for payment pursuant to the Offer, the Company will own and be able to vote approximately 33.5% of the outstanding Interests. Assuming, in addition, the purchase of the Everest Interests (defined below), the Company will own and be able to vote approximately 37.8% of the outstanding Interests. The Company could then be in a position to influence decisions of the Partnership on which Interest Holders are entitled to vote. Under the Partnership Agreement, Interest Holders are entitled to vote, subject to certain provisions of the Partnership Agreement, to: (i) approve any proposed sale of all or substantially all real property assets of the Partnership; (ii) remove either or both of the General Partners and elect or approve a successor to any removed or withdrawn General Partner; (iii) dissolve the Partnership; (iv) approve any amendment of the Partnership Agreement; and (v) convert the Partnership into a real estate investment trust. Except as described under "Background and Purpose of the Offer -- Purpose of the Offer," the Company has no current intention with regard to any of these matters. The Company will vote the Interests acquired pursuant to the Offer in its interest, which may, or may not, be in the best interests of non-tendering Interest Holders.

          Lack of Trading Market.  There is no established or regular trading
          ----------------------
          market for the Interests, nor is there another reliable standard for determining the fair market value of an Interest. Interest Holders who desire liquidity may wish to consider the Offer. The Offer affords Interest Holders an opportunity to dispose of their Interests for cash, which alternative otherwise might not be available to them. However, the Offer Price is not intended to represent either the fair market value of an Interest or the fair market value of the Partnership's assets on a per Interest basis.

          Alternatives to Tendering Interests.  As alternatives to tendering
          -----------------------------------
          their Interests, Interest Holders could retain their Interests until liquidation of the Partnership or seek a private sale of their Interests now or later. Under the Partnership Agreement, the Partnership can be dissolved upon the agreement by Interest

          Holders holding a majority of the then-outstanding Interests owned by Interest Holders.

          Each Interest Holder must make his or her own decision regarding the Offer based on his or her particular circumstances. Interest Holders should consult with their respective advisors about the financial, tax, legal and other implications to them of accepting the Offer. INTEREST HOLDERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER OR NOT TO TENDER THEIR INTERESTS.

          The Offer is not conditioned on the tender of a minimum number of Interests. THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 14, 1996, UNLESS EXTENDED (THE "EXPIRATION DATE"). INTERESTS WHICH ARE OFFERED FOR TENDER IN THE OFFER MAY BE WITHDRAWN AT ANY TIME BEFORE THE EXPIRATION DATE. Following the expiration of the Offer, the Company may make an offer for Interests not tendered in this Offer, which may be on terms similar or different from those described in the Offer. There is no assurance that, following the Expiration Date, the Company will make another offer for Interests not tendered in the Offer.

                      BACKGROUND AND PURPOSE OF THE OFFER

The Partnership

          All information in this section regarding the Partnership has been obtained from publicly available information prepared by, or on behalf of, the Partnership. The Company assumes no responsibility for the accuracy of any such information.

          The Partnership is an Illinois limited partnership formed in May 1986, which raised $64,226,000 from the sale of Limited Partnership interests at $250 per interest. The Partnership's operations consist exclusively of investment in and operation of income-producing mini-warehouse and office/warehouse facilities.

          The Partnership acquired four mini-warehouse properties in 1986 and seven mini-warehouse properties in 1987 from affiliates of one of the General Partners. In addition, the Partnership acquired from non-affiliated entities four mini-warehouse facilities in 1987 and nine mini-warehouse facilities in 1988. Information with regard to the Partnership's properties is set forth in
Schedule 1, attached hereto.

          The General Partners of the Partnership are Balcor Storage Partners - 86 and Colonial Storage 86, Inc. The Partnership's properties are managed by Colonial, an affiliate of one of the General Partners of the Partnership.

          Set forth below is Selected Financial Data for the Partnership which was excerpted from the information contained in the Partnership's Form 10-K dated December 31, 1995, which was filed with the Commission. More comprehensive financial information is included in this report and other documents filed by the Partnership with the Commission, and the following information is qualified in its entirety by reference to such report and other documents and all of the financial information and notes contained therein. This report and other documents may be examined and copies may be obtained in the manner described below.

                                      Year Ended December 31,
                            -------------------------------------------
                             1991      1992       1993    1994    1995
                            ------  -----------  ------  ------  ------
                             (In thousands, except per Interest data)
Operating Data:

 Rental income............  $6,838    $7,175     $7,704  $8,385  $8,822
 Interest income..........     133        77         60      97     145
 Net income...............   2,339     2,650      3,149   3,910   4,269
 General Partners' share
   of net income..........      23        27         31      39      43

Limited Partners' per
  Interest data (1):

 Net income...............    9.01     10.21      12.14   15.07   16.45
 Distributions............   16.12     16.49      17.07   17.89   19.91

                              As of December 31,
                              ------------------
                                     1995
                                     ----
Balance Sheet Data:

 Total cash and cash
   equivalents............          $ 3,775,644
 Total mini-warehouse
   facilities, net........           41,768,686
 Total assets.............           45,544,330
 Total liabilities........              872,197
 Partners' capital........           44,672,133

______________________

(1) Limited Partners' per Interest data is based on the number of Interests (256,904) outstanding during the year.

          The Partnership is subject to the informational filing requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial condition and other matters. These reports and other information filed by the Partnership may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such information can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

The Company

          The Company is a REIT, organized in 1980 as a corporation under the laws of California, that has invested primarily in existing mini-warehouses.
The Company is the largest owner of mini-warehouses in the United States. The Company has also invested to a much smaller extent in existing business parks containing commercial and industrial rental space. At December 31, 1995, the Company had equity interests (through direct ownership, as well as general and limited partnership and capital stock interests) in 1,044 properties located in 37 states, consisting of 1,009 mini-warehouses facilities and 35 business parks. The Company's common stock (symbol "PSA") and eight series of preferred stock are traded on the NYSE.

          The Company's principal executive offices are located at 600 North Brand Boulevard, Suite 300, Glendale, California 91203. Its telephone number is (818) 244-8080. Information with regard to the Company's officers and directors is set forth in Schedule 2, attached hereto.

          Set forth below is certain summary financial data for the Company:

                                                     Year ended December 31,
                                        --------------------------------------------------
                                            1992        1993        1994        1995
                                            ----        ----        ----        ----
                                                       (In thousands)
Operating Data:
 Total revenues................         $   97,448  $  114,680  $  147,196  $  202,134
 Depreciation and amortization.             22,405      24,998      28,274      40,760
 Interest expense..............              9,834       6,079       6,893       8,508
 Minority interest in income...              6,895       7,291       9,481       7,137
 Net income....................             15,123      28,036      42,118      70,386


                                            December 31, 1995
                                        -------------------------

                                                  Actual
                                                  ------
Balance Sheet Data:
 Total assets..................             $    1,937,461
 Total debt....................                    190,585
 Shareholders' equity..........                  1,634,508


          Additional information concerning the Company is set forth in the reports on the Company, which may be obtained from the Company, the Commission or the NYSE, in the manner described inside the front cover of this Offer to Purchase.

Background of the Offer

          On July 27, 1993, the President of the Company sent a letter to the President of Balcor Storage Partners - 86 setting forth a proposal to purchase the Partnership's properties for $41.5 million. The Company was subsequently informed through a business associate that the Partnership was not interested in the proposal.

          On September 28, 1993, the President of the Company sent a letter to the President of Balcor Storage Partners - 86 stating that the Company was prepared to make an offer for the Interests and requesting the General Partner to confirm that the Partnership would remain neutral in connection with such an offer. On October 11, 1993, the President of Balcor Storage Partners - 86 sent a letter to the President of the Company stating that the Partnership was not in a position to state whether it would remain neutral in connection with an offer by the Company, that it had rejected the offer described in the Company's July 27 letter out of a belief that the price offered was insufficient to provide adequate returns to investors, and that the General Partners would consider selling properties owned by the Partnership where such sales were in the best interests of the Partnership.

          On October 19, 1993, the President of the Company sent a letter to the President of Balcor Storage Partners - 86 stating that the Company was prepared to make a tender offer for the Interests on the following terms: (1) the offer would be for up to 62,000 Interests; (2) the offer would be for $161.54 cash per Interest (this price was based on the Company's July 27, 1993 offer for the Partnership's properties); and (3) the offer would be commenced promptly and would be conditioned upon the General Partner's agreement to substitute the Company as a Limited Partner. On November 3, 1993, the President of Balcor Storage Partners - 86 sent a letter to the President of the Company stating that the Partnership did not wish to discourage occasional purchases of Interests by the Company, but that it had a fiduciary duty to assure compliance with the publicly traded partnership rules for tax purposes.

          On November 8, 1993, the President of the Company sent a letter to the President of Balcor Storage Partners - 86 offering to furnish to the General Partner a tax opinion satisfactory to the General Partner and its counsel that the Company's proposed offer should not cause the Partnership to be taxed as a "publicly traded partnership" within the meaning of the applicable tax statutes and rules. On November 16, 1993, the President of Balcor Storage Partners - 86 responded by letter to the President of the Company referencing the General Partner's prior letters indicating additional concerns regarding the Company's proposal, and stating that the General Partner continued to believe that the Company's offer was insufficient and would not provide a fair return to Limited Partners. The letter concluded with a statement that the General Partner was not in a position to remain neutral to the Company's proposed offer for the Interests.

          No agreements, understandings or arrangements were reached.

          Beginning in August 1995 and continuing until January 1996, informal discussions were held between officers and agents of the Company and representatives of the Partnership regarding the acquisition by the Company of the assets of or interests in the Partnership and in an affiliated partnership, Balcor/Colonial Storage Income Fund - 85, and a possible acquisition by the Company of the business of Colonial, the Partnership's property manager, by merger or otherwise. No arrangements, understandings or agreements were reached.

          Beginning in September 1995, the Company purchased in secondary market transactions the following Interests in the Partnership:


          Purchase Date         Interests       Price Per Interest
          -------------         ---------       ------------------

             09/27/95               163              $219.00
             09/28/95                28               217.51
             10/04/95                 8               215.00

          At the end of November 1995, the Company wrote to the Partnership to request a list of the names and addresses of and interests held by all Partners. The Company requested this list so that it could make an offer to purchase the Interests. The Partnership responded by letter in early December 1995 declining to furnish the requested list and seeking further information. In early January 1996 the Company, through counsel, repeated its request for the list. The Partnership agreed to provide the list to the Company for the purpose of making tender offers.

          Subsequently, there were discussions between officers and agents of the Company and representatives of the Partnership in which the Company was advised that Everest Storage Investors, LLC ("Everest") had commenced a tender offer to purchase up to 4.9% of the Interests at $160 per interest. The Company advised the Partnership that it too intended to make a tender offer.

          On January 25, 1996, the Company disseminated an offer to purchase up to 64,226 Interests, 25% of the outstanding Interests, at a net cash price per Interest of $200 (the "First Offer").

          On January 29, 1996, the Partnership sent a letter to Interest Holders in which the General Partners advised Interest Holders to defer making a determination as to whether to accept or reject the First Offer, and stating that the General Partners would respond in writing to Interest Holders with respect to the First Offer on or before February 9, 1996.

          On February 7, 1996, the Partnership sent a letter to Interest Holders and filed a Schedule 14D-9 with the Commission in which the General Partners stated that they were "expressing no opinion and are remaining neutral" with respect to the First Offer. The General Partners also referenced a report prepared for the Partnership by the Valuation Counselors Group and Darby & Associates, Joint Venture (the "Darby Report") setting forth a preliminary estimate of a present value per Interest of $280 as of December 31, 1995, based upon an estimate of the present value of the Partnership's future cash flows and the sale of the Partnership's assets at year-end 2000, adjusted for (A) the current assets and current liabilities of the Partnership, (B) the present value of the Partnership's administrative costs, including management fees, and
(C) the anticipated costs of dissolution and termination of the Partnership. The General Partners indicated that this calculation does not represent the amount an Interest Holder would receive if the Partnership were to sell its remaining assets in the near future.

          On February 23, 1996, the Partnership sent a letter to Interest Holders and filed Amendment No. 1 to its Schedule 14D-9 stating that its position with respect to the First Offer had not changed and informing Interest Holders of a non-binding proposal from Storage Trust Realty ("STR") to purchase all of the Partnership's properties for a purchase price of $61 million.

          On March 7, 1996, the Partnership sent a letter to Interest Holders and filed Amendment No. 2 to its Schedule 14D-9 stating that the General Partners had entered into a binding purchase contract with STR to sell all of the Partnership properties for $67.1 million (the "Contract"). The Contract is contingent upon, among other things, approval by the holders of a majority of the outstanding Interests. The Contract provides that the sale will be closed on May 15,

1996, subject to extension to not later than July 15, 1996, as necessary to obtain Interest Holder approval. The General Partners estimated that if the sale is consummated and if no adjustments to the purchase price are made, such sale (together with the distributable cash in the Partnership) would result in a liquidating distribution to Interest Holders of approximately $255 per Interest, after deducting professional fees, commissions and dissolution expenses. The General Partners indicated, however, that even in the event such sale is consummated, there can be no assurance that this level of liquidating distribution will actually be paid to Interest Holders.

          The First Offer expired on March 12, 1996. At the expiration of the First Offer, 9,679.698 Interests, representing approximately 3.77% of the outstanding Interests, had been tendered. The Company accepted for payment 8,968.678 of these Interests, representing all of the validly tendered Interests. Subsequent to the expiration of the First Offer, the Company offered to purchase for $240 per Interest the Interests acquired by Everest in its tender offer, and on March 21, 1996, the Company and Everest entered into an agreement for the purchase of 10,999 Interests (the "Everest Interests") at that price. The Company owns 9,167.678 Interests, or approximately 3.6% of the outstanding Interests. Assuming the purchase of the Everest Interests, the Company will own 20,166.678 Interests, or approximately 7.8% of the outstanding Interests.

Purpose of the Offer

          The Company believes that the acquisition of Interests through the Offer represents a good investment for the Company and its shareholders. The Company is acquiring the Interests for investment purposes and has not finalized its plans with respect to the Partnership. The Company's plans with respect to the Partnership and the Company's ability to influence actions on which Interest Holders have a right to vote, will depend on Interest Holders' response to the Offer (i.e., the number of Interests tendered). The Company does not intend to vote the Interests it currently owns or any Interests acquired in the Offer for the Contract. The Company may solicit opposition to the Contract. Depending on the number of Interests acquired by the Company in the Offer, the Company may seek to renew discussions regarding the acquisition of Colonial or otherwise seek to obtain the right to manage the Partnership's properties.

          Following the completion of the Offer, the Company may acquire additional Interests. Any such acquisitions may be made through private purchases, through one or more future tender offers or by any other means deemed advisable by the Company. Any such acquisitions may be at a price higher or lower than the Offer Price.

                          DETERMINATION OF OFFER PRICE

          The Offer Price has been established by the Company and is not the result of arm's length negotiations between the Company and the Partnership.
The Company established the Offer Price based on its own independent analysis of the Partnership.

          In connection with the First Offer, the Company performed an analysis of the Partnership by (i) applying to the Partnership's properties net operating income (nine months ended September 30, 1995 annualized), as adjusted for the Partnership's general and administrative expenses and a reduction for estimated capital expenditures (2.5% of rental income), a capitalization rate of 10.5%,
(ii) adding the Partnership's other net assets, primarily cash and cash equivalents and (iii) deducting the distribution paid to Interest Holders in October 1995. Based on this analysis, the Company arrived at a price of $200.

          On February 7, 1996, the Partnership filed a Schedule 14D-9 with the Commission that referenced a preliminary estimate contained in the Darby Report that, as of December 31,

1995, the value of an Interest was $280, based upon an estimate of the present value of the Partnership's future cash flows and the sale of the Partnership's assets at year-end 2000, adjusted for (A) the current assets and current liabilities of the Partnership, (B) the present value of the Partnership's administrative costs, including management fees, and (C) the anticipated costs of dissolution and termination of the Partnership. The Partnership indicated that this calculation does not represent the amount an Interest Holder would receive if the Partnership were to sell its remaining assets in the near future.

          Subsequent to the expiration of the First Offer, the Company offered to purchase for $240 per Interest the Interests acquired by Everest in its tender offer, and on March 21, 1996, the Company and Everest entered into an agreement for the purchase of 10,999 Interests at that price.

          As described under "Background and Purpose of the Offer -- Background of the Offer," if the properties are sold pursuant to the Contract, and no adjustments are made, the General Partners estimate that the sale would result in a liquidating distribution of $255 per Interest. The Company has unilaterally adjusted this amount to reflect the possibility that Interest Holders will not receive a liquidating distribution in that amount and has arrived at an Offer Price of $240. The Offer Price reflects a capitalization rate of approximately 8.74% to Partnership's net operating income for the period and after the adjustments described above (compared to a capitalization rate of 10.5% at a price of $200 per Interest).

                                   THE OFFER

Terms of the Offer

          Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms of any such extension or amendment), the Company will accept for payment and pay for up to 77,000 Interests. The term "Expiration Date" shall mean 5:00 P.M., New York City time, on May 14, 1996, unless and until the Company in its sole discretion shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Company, shall expire.

          The Offer Price is $240 per Interest. The Offer Price will be reduced by the amount per Interest of any Partnership distribution, other than the regular quarterly distribution relating to Partnership operations for the first quarter of 1996. Interest Holders who tender their Interests will not be obligated to pay partnership transfer fees or commissions.

          The Offer is conditioned on satisfaction of certain conditions as set forth herein. The Company reserves the right (but shall not be obligated), in its discretion, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Company reserves the right (but shall not be obligated) to (i) decline to purchase any of the Interests tendered and terminate the Offer, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Interests validly tendered,
(iii) extend the Offer and, subject to the right of Interest Holders to withdraw Interests until the Expiration Date, retain the Interests that have been tendered during the period or periods for which the Offer is extended or
(iv) amend the Offer.

          The Company owns 9,167.678 Interests, or approximately 3.6% of the outstanding Interests. If all 77,000 Interests are validly tendered and accepted for payment, the Company will own approximately 33.5% of the outstanding Interests upon completion of the Offer. Assuming, in addition, the purchase of the Everest Interests, the Company will own 97,166.678 Interests, or approximately 37.8% of the outstanding Interests.

Proration of Interests; Acceptance for Payment and Payment for Interests

          If the number of Interests validly tendered prior to the Expiration Date and not withdrawn is not more than 77,000 Interests, the Company, upon the terms and subject to the conditions of the Offer, will accept for payment all Interests so tendered. If the number of Interests validly tendered and not withdrawn prior to the Expiration Date is more than 77,000 Interests, the Company, upon the terms and subject to the conditions of the Offer, will accept for payment only 77,000 Interests, with such Interests purchased on a pro rata basis according to the number of Interests validly tendered and not properly withdrawn by each Interest Holder prior to the Expiration Date, with adjustments to avoid purchases of prorated fractional Interests.

          If proration of tendered Interests is required, because of the difficulty of determining the number of Interests validly tendered and not withdrawn, the Company may not be able to announce the final results of such proration until at least approximately seven business days after the Expiration Date. Subject to the Company's obligation under Rule 14e-1(c) under the Exchange Act to pay Interest Holders the Offer Price in respect of Interests validly tendered or return those Interests promptly after the termination or withdrawal of the Offer, the Company does not intend to pay for any Interests accepted for payment pursuant to the Offer until the final proration results are known. Notwithstanding any such delay in payment, no interest will be paid on the Offer Price.

          Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Company will accept for payment, and will pay for, Interests validly tendered and not withdrawn in accordance with the Offer, as promptly as practicable following the Expiration Date. In all cases, payment for Interests purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

          For purposes of the Offer, the Company shall be deemed to have accepted for payment (and thereby purchased) tendered Interests when, as and if the Company gives oral or written notice to the Depositary of the Company's acceptance for payment of such Interests pursuant to the Offer. No tender of Interests will be deemed to have been validly made until all defects and irregularities have been cured or waived. Upon the terms and subject to the conditions of the Offer, payment for Interests purchased pursuant to the Offer will in all cases be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering Interest Holders for the purpose of receiving payment from the Company and transmitting payment to tendering Interest Holders. Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

          If any tendered Interests are not accepted for payment pursuant to the Offer for any reason, the Letter of Transmittal with respect to such Interests not purchased will be destroyed by the Depositary. If acceptance for payment of, or payment for, any Interests tendered pursuant to the Offer is delayed or the Company is unable to accept for payment, or pay for, Interests tendered pursuant to the Offer, then, without prejudice to the Company's rights under the Offer (but subject to compliance with Rule 14e-1(c)) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Company, retain tendered Interests, subject to any limitations of applicable law, and such Interests may not be withdrawn except to the extent that the tendering Interest Holders are entitled to withdrawal rights as described in the Offer.

          If, prior to the Expiration Date, the Company shall increase the consideration offered to Interest Holders pursuant to the Offer, such increased consideration shall be paid for all Interests accepted for payment pursuant to the Offer, whether or not such Interests were tendered prior to such increase.

          The Company reserves the right to transfer or assign, at any time and from time to time, in whole or in part, to one or more affiliates or direct or indirect subsidiaries of the Company, the right to purchase Interests tendered pursuant to the Offer, but no such transfer or assignment will relieve the Company of its obligations under the Offer or prejudice the rights of tendering Interest Holders to receive payment for Interests validly tendered and accepted for payment pursuant to the Offer.

Procedures for Tendering Interests

          For Interests to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. In order for a tendering Interest Holder to participate in the Offer, Interests must be validly tendered and not withdrawn prior to the Expiration Date, which is 5:00 P.M., New York City time, on May 14, 1996 (unless extended).

          The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Interest Holder, and delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail, with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed for timely delivery.

          By executing a Letter of Transmittal as set forth above, a tendering Interest Holder irrevocably constitutes and appoints the Company and any designee of the Company as the true and lawful attorney in fact and proxy of such Interest Holder, in the manner set forth in the Letter of Transmittal, with full power of substitution, to the full extent of such Interest Holder's rights with respect to the Interests tendered by such Interest Holder and accepted for payment by the Company. All such proxies will be considered coupled with an interest in the tendered Interests. Such appointment will be effective when, and only to the extent that, the Company accepts such Interests for payment. Upon such acceptance for payment, (i) all prior proxies given by such Interest Holder with respect to such Interests will, without further action, be revoked, except the irrevocable proxy granted to the General Partners pursuant to
Article XXI of the Partnership Agreement, (ii) no subsequent proxies may be given (and if given will not be effective) and (iii) the Company will be empowered to exercise all voting and other rights of such Interest Holder with respect to such Interests as the Company in its sole discretion may deem proper at any meeting of Interest Holders, by written consent or otherwise. The Offer is not contingent upon the Company being made a substituted Limited Partner. If the Company is not made a substituted Limited Partner, upon acceptance for payment of the Interests, the Company shall be entitled to the full rights and benefits of an assignee of the Interests, including, but not limited to, all economic benefits of ownership and all voting rights.

          All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Interests pursuant to the procedures described above will be determined in the discretion of the Company, which determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Interests tendered may be unlawful in the opinion of the Company's counsel. The Company also reserves the right to waive any defect or irregularity in any tender with respect to any particular Interests of any particular Interest Holder, and the Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Company, the Depositary nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Interests or will incur any liability for failure to give any such notification.

          Assignees must provide documentation to the Depositary which demonstrates, to the satisfaction of the Company, such person's status as an assignee of an Interest.

          A tender of Interests pursuant to any of the procedures described above will constitute a binding agreement between the tendering Interest Holder and the Company upon the terms and subject to the conditions of the Offer, including the tendering Interest Holder's representation and warranty that such Interest Holder owns the Interests being tendered.

Withdrawal Rights

          Except as otherwise provided in the Offer, all tenders of Interests pursuant to the Offer are irrevocable, provided that Interests tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Tenders of Interests not accepted for payment by the Company pursuant to the Offer may also be withdrawn at any time after June 14, 1996.

          For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of the addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Interests to be withdrawn, the number of Interests to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. The signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution (a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program).

          If acceptance for payment of, or payment for, Interests is delayed for any reason or if the Company is unable to accept for payment, or pay for, Interests for any reason, without prejudice to the Company's rights under the Offer, tendered Interests may be retained by the Depositary on behalf of the Company and may not be withdrawn except to the extent that tendering Interest Holders are entitled to withdrawal rights as set forth herein, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

          All questions as to the form and validity (including timeliness of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. Neither the Company, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

          Any Interests properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Interests may be re-tendered, however, by following any of the procedures described in the Offer at any time prior to the Expiration Date.

Extension of Tender Period; Termination and Amendment

          The Company expressly reserves the right, in its discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Interests by giving oral or written notice of such extension to the Depositary (during any such extension all Interests previously tendered and not withdrawn will remain subject to the Offer), (ii) to terminate the Offer and not accept for payment any Interests not theretofore accepted for payment or paid for, by giving oral or written notice of such termination to the Depositary, (iii) upon the occurrence of any of the conditions specified in the Offer, delay the acceptance for payment of, or payment for, any Interests not theretofore accepted for payment or paid for, by giving oral or written notice of such termination or delay to the Depositary and
(iv) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Interests being sought in the Offer or both) by giving oral or written notice of such amendment to the Depositary.

          Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) and Rule 14d-6(d) under the Exchange Act), the Company will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Company may also be required by applicable law to disseminate to Interest Holders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer.

          If the Company extends the Offer, or if the Company (whether before or after its acceptance for payment of Interests) is delayed in its payment for Interests or is unable to pay for Interests pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may retain tendered Interests on behalf of the Company, and such Interests may not be withdrawn except to the extent tendering Interest Holders are entitled to withdrawal rights as described in the Offer. However, the ability of the Company to delay payment for Interests that the Company has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that the Company pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

          If the Company increases or decreases the number of Interests being sought or the consideration to be paid for Interests, and the Offer is scheduled to expire before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until, at a minimum, the expiration of such period of 10 business days. If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will extend the Offer to comply with the Commission's interpretations of Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price, percentage of securities sought or the Soliciting Agent's fee, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. (In the Commission's view, an offer should remain open for a minimum of five business days from the date such material change is first published, sent or given to security holders.) With respect to a change in price, percentage of securities sought or the soliciting agent's fee, however, a minimum period of 10 business days is required to allow for adequate dissemination to security holders and for investor response.

          The Company also reserves the right, in its discretion, in the event any of the conditions of the Offer shall not have been satisfied and so long as Interests have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Interests or to terminate the Offer and not accept for payment or pay for Interests.

          Following the termination of the Offer, the Company may make an offer for Interests not tendered in this Offer, which may be on terms similar or different from those described in the Offer. There is no assurance that, following the Expiration Date, the Company will make another offer for Interests not tendered in the Offer.

Source of Funds

          The Company expects that approximately $18,675,000 is necessary to consummate the Offer, including related fees and expenses, assuming all 77,000 of the Interests are tendered and accepted for payment. These funds will be available from the Company's general corporate funds.

Conditions of the Offer

          Notwithstanding any other provisions of the Offer, subject to the applicable rules of the Commission, and in addition to (and not in limitation of) the Company's rights to extend and amend the Offer at any time in its sole discretion, the obligation of the Company to complete the purchase of validly tendered Interests is subject to each and all of the following conditions which, in the reasonable judgment of the Company with respect to each and every matter referred to below and regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for purchase:

               (a) There shall not be threatened, instituted or pending any action or proceeding before any domestic or foreign court or governmental agency or other regulatory or administrative agency or commission (i) challenging the acquisition by the Company of the Interests, seeking to restrain or prohibit the making or consummation of the Offer, seeking to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, (ii) seeking to prohibit or restrict the Company's ownership or operation of any material portion of the Company's business or assets, or to compel the Company to dispose of or hold separate all or any material portion of its business or assets as a result of the Offer, (iii) seeking to make the purchase of, or payment for, some or all of the Interests illegal, (iv) resulting in a delay in the ability of the Company to accept for payment or pay for some or all of the Interests, (v) imposing material limitations on the ability of the Company effectively to acquire or hold or to exercise full rights of ownership of the Interests, including the right to vote the Interests purchased by the Company on all matters properly presented to Limited Partners of the Partnership, (vi) which could materially and adversely affect the treatment of the Offer for federal income tax purposes, (vii) which otherwise is reasonably likely to materially adversely affect the Partnership or the value of the Interests or
          (viii) which imposes any material condition unacceptable to the Company;

               (b) No statute, rule, regulation or order shall be enacted, promulgated, entered or deemed applicable to the Offer, no legislation shall be pending and no other action shall have been taken, proposed or threatened by any domestic government or governmental authority or by any court, domestic or foreign, which is likely, directly or indirectly, to result in any of the consequences referred to in paragraph (a) above; or

               (c) There shall have not occurred (i) any general suspension of, or limitation on prices for, trading in securities on the NYSE,
          (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity materially affecting the United States, (iv) any limitation by any governmental authority or any other event which is reasonably likely to affect the extension of credit by banks or other lending institutions in the United States, (v) any material decline in security prices on the NYSE or (vi) in the case of any of the foregoing existing at the time of the Offer, any material worsening thereof.

          The foregoing conditions are for the benefit of the Company and may be asserted by the Company in its reasonable discretion regardless of the circumstances giving rise to any such conditions (including any action or inaction by the Company) or may be waived by the Company in whole or in part at any time and from time to time in its reasonable discretion. Any determination by the Company will be final and binding on all parties. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed a continuing right which may be asserted at any time and from time to time. If any such conditions are waived, the Offer will remain open for a minimum of five business days from the date notice of such waiver is first published, sent or given to Interest Holders.

Certain Fees and Expenses

          The Company has retained The First National Bank of Boston to act as Depositary in connection with the Offer. The Company will pay the Depositary reasonable and customary compensation for its services. The Company will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Company will also pay all costs and expenses of printing and mailing the Offer.

          Assuming all 77,000 Interests are tendered and accepted for payment by the Company, expenses of the Offer (exclusive of the purchase price of the Interests) are estimated at $195,000: including legal and accounting fees and expenses ($15,000), printing ($10,000), Depositary fees and expenses ($20,000), Soliciting Agent fees and expenses ($120,000), distribution of Offer materials ($15,000) and miscellaneous ($15,000).

Soliciting Agent

          The Company has retained The Weil Company, a registered broker dealer, to answer questions and solicit responses to this transaction. The Company will pay The Weil Company .5% of the Offer Price for each Interest tendered and accepted by the Company. In addition, The Weil Company will be reimbursed for certain out-of-pocket expenses up to a maximum of $25,000 and will be indemnified against certain liabilities, including liabilities under the federal securities laws. The Weil Company has acted in a similar capacity in connection with other tender and exchange offers by the Company and in soliciting consents from the limited partners of other partnerships sponsored by the Company or its affiliates.

Dissenters' Rights and Investor Lists

          Neither the Partnership Agreement nor Illinois law provides any right for Interest Holders to have their respective Interests appraised or redeemed in connection with or as a result of the Offer. Each Interest Holder has the opportunity to make an individual decision on whether or not to tender in the Offer. Under the Partnership Agreement, (i) the Partnership shall furnish a list of names and addresses of and Interests held by all Partners to any Interest Holder who requests such a list in writing for any proper purpose, such cost to be borne by the requesting Interest Holder, and (ii) the books and records of the Partnership shall be open to the inspection and examination of the Partners or their duly authorized representatives during reasonable business hours at the principal office of the Partnership.

Federal Income Tax Consequences

          Tax Treatment of a Tender of Interests by an Interest Holder. The tender of Interests for cash pursuant to the Offer will be treated for federal income tax purposes as a taxable sale of such tendered Interests. The particular tax consequences of the tender for an Interest Holder will depend upon a number of factors related to the particular Interest Holder's tax situation, including the Interest Holder's adjusted tax basis in his or her Interests. The gain or loss recognized by an Interest Holder upon a sale of Interests pursuant to the Offer will be based on the difference between the cash received by the Interest Holder and the Interest Holder's adjusted tax basis in such Interests. See "Basis of Interests" below. To the extent that the amount realized exceeds the Interest Holder's adjusted basis for the Interests sold, the Interest Holder will recognize gain. To the extent that the amount realized is less than the Interest Holder's adjusted basis for the Interests sold, the Interest Holder will recognize a loss. INTEREST HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES TO THEM OF A SALE OF THEIR INTERESTS PURSUANT TO THE OFFER IN LIGHT OF THEIR SPECIFIC TAX SITUATION.

          Except as described below, any gain or loss recognized upon a sale of Interests will be treated as gain or loss attributable to the sale or disposition of a capital asset. An Interest Holder would recognize ordinary income, however, to the extent that the amount realized upon the sale of an Interest that is considered attributable to the Interest Holder's share of the "unrealized receivables" of the Partnership, as defined in Section 751 of the Internal Revenue Code of 1986, as amended (the "Code"), exceeds the basis attributable to those assets. "Unrealized receivables" include, to the extent not previously includable in Partnership income, any rights to payment for services rendered or to be rendered and also any amounts that would be subject to recapture as ordinary income (for example, depreciation recapture with respect to personal property) if the Partnership had sold its assets at their fair market value at the time of the sale of an Interest. To the extent an Interest Holder recognizes a capital loss, such loss can be applied to offset capital gains from other sources. Individuals may use capital losses in excess of capital gains to offset up to $3,000 of ordinary income in any single year ($1,500 for a married individual filing a separate return). Any capital losses that are not used currently can be carried forward and used in subsequent years. A corporation's capital losses in excess of current capital gains generally may be carried back three years, with any remaining unused portion available to be carried forward for five years.

          Basis of Interests. In general, an Interest Holder had an initial tax basis in his or her Interests ("Initial Basis") equal to cash investment in the Partnership (plus his or her proportionate share of the Partnership's nonrecourse liabilities at the time he or she acquired his or her Interests).
An Interest Holder's Initial Basis generally has been increased by (a) such Interest Holder's share of Partnership taxable income and (b) any increases in his or her share of liabilities of the Partnership. Generally, such Interest Holder's Initial Basis has been decreased (but not below zero) by (i) his or her share of Partnership cash distributions, (ii) any decreases in his or her share of liabilities of the Partnership, (iii) his or her share of losses of the Partnership, and (iv) his or her share of nondeductible expenditures of the Partnership that are not chargeable to capital. (Because "syndication costs" are chargeable to capital and not deductible for tax purposes, an Interest Holder's basis in his or her Interests would include his or her share of the syndication costs incurred by the Partnership at formation.)

          Passive Activity Income. If an Interest Holder disposes of his or her entire interest in the Partnership, such Interest Holder will be able to utilize any unused suspended "passive" losses from the Partnership (net of any gain recognized on the disposition) to offset income, including income from sources other than the sale of an Interest recognized by such Interest Holder.

          Gain, if any, recognized by an Interest Holder in connection with the sale of an Interest pursuant to the Offer will constitute "passive activity income" for purposes of the "passive activity loss" limitation rules. Accordingly, such income generally may be offset by losses from all sources, including suspended passive losses with respect to the Partnership and passive or active losses from other activities.

          Loss, if any, recognized by an Interest Holder in connection with the sale of less than all of an Interest Holder's Interests pursuant to the Offer may be subject to limitation under the passive loss rules. Each Interest Holder should consult with his or her own tax advisor concerning whether, and the extent to which, the Interest Holder has available suspended "passive activity" losses from either the Partnership or other investments that may be used to offset gain from a sale of Interests pursuant to the Offer and whether any losses recognized are subject to limitation under the passive loss rules.

          Backup Withholding. A taxable Interest Holder (other than corporations and certain foreign individuals) who tenders Interests may be subject to 31% backup withholding unless the Interest Holder provides his or her taxpayer identification number ("TIN") and certifies that he or she is not subject to backup withholding. An Interest Holder who is subject to backup withholding must contact the Company as set forth in the Letter of Transmittal. If backup withholding applies, the Company will withhold 31% from payments to such Interest Holder. See the Letter of Transmittal.

Miscellaneous

          THE OFFER IS BEING MADE TO ALL INTEREST HOLDERS, PROVIDED, HOWEVER, THAT THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) INTEREST HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE COMPANY IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL. HOWEVER, IF ANY SUCH JURISDICTION EXISTS, THE COMPANY MAY IN ITS DISCRETION TAKE SUCH ACTIONS AS IT MAY DEEM NECESSARY TO MAKE THE OFFER IN SUCH JURISDICTION.

          Pursuant to Rule 14d-3 under the Exchange Act, the Company has filed with the Commission a Tender Offer Statement on Schedule 14D-1, together with exhibits, furnishing certain additional information with respect to the Offer. Such Statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth above with respect to information concerning the Partnership (except that they will not be available at the regional offices of the Commission).

               EFFECTS OF OFFER ON NON-TENDERING INTEREST HOLDERS

Significant Equity Interest

          After the Offer, the Company could own up to approximately 33.5% of the Interests. Assuming, in addition, the purchase of the Everest Interests, the Company could own up to approximately 37.8% of the Interests. Pursuant the Partnership Agreement, the written consent of Balcor Storage Partners would be required for the Company to become a substituted Limited Partner. Although the Offer is not contingent upon the Company being made a substituted Limited Partner, effective upon the Company's acceptance for payment of the tendered Interests, the Interest Holder will grant to the Company an irrevocable proxy to vote such Interests in such manner as the Company shall deem proper. The Company could then be in a position to influence decisions of the Partnership on which Interest Holders are entitled to vote. Interest Holders cannot participate in the management or control of the Partnership's business, except insofar as the Interest Holders are entitled to vote as permitted by the Partnership Agreement. Under the Partnership Agreement, Interest Holders may vote, subject to certain provisions of the Partnership Agreement, to:
(i) approve any proposed sale of all or substantially all of the real property assets of the Partnership; (ii) remove either or both of the General Partners and elect or approve a successor to any removed or withdrawn General Partner;
(iii) dissolve the Partnership; (iv) approve any amendment of the Partnership Agreement; and (v) convert the Partnership into a real estate investment trust. The Company will vote the Interests acquired pursuant to this Offer according to its interest, which may or may not be in the best interests of non-tendering Interest Holders. See "Background and Purpose of the Offer -- Purpose of the Offer" for further description of the Company's intentions regarding the Interests.

Effect on Trading Market

          There is no established public trading market for the Interests, and it is not anticipated that one will develop. Accordingly, a reduction in the number of Interest Holders should not materially further restrict the Interest Holders' ability to find purchasers for their Interests.

Partnership Status

          The Company does not believe that the purchase of Interests by the Company, as proposed, will adversely affect whether the Partnership is classified as a partnership for federal income tax purposes.

Partnership Business

          The Company does not believe that the Offer will materially affect the operation of the properties owned by the Partnership.

          Although after the Offer the Company may acquire additional Interests thereby increasing its ownership position in the Partnership, the Company has no present plans or intentions with respect to the Partnership for a liquidation, a merger, a sale or purchase of material assets or borrowings.

Certain Restrictions on Transfer

          The Partnership Agreement restricts transfers of Interests if, in the opinion of Balcor Storage Partners, such transfer would result in the termination of the Partnership pursuant to Section 708(b)(1)(B) of the Code (which termination would occur if 50% or more of the total interests in Partnership capital and profits are transferred within a 12-month period). Consequently, sales of Interests on the secondary market and in private transactions during the 12-month period following completion of the Offer may be restricted, and the Partnership may not process any requests for recognition of transfers or substitution of Limited Partners upon a transfer of Interests during such 12-month period if Balcor Storage Partners believes such transfer causes a termination of the Partnership pursuant to Section 708(b)(1)(B) of the Code. Based on the number of Interests for which the Offer to Purchase is being made (representing 30% of the outstanding Interests), and taking into account normal historical levels of transfers of Interests (to the extent known to the Company) and the Company's recent purchases of Interests, the Company does not believe this restriction will be violated, and hence the Company does not believe that sales pursuant to the Offer will cause the Partnership to terminate for tax purposes. The Company does not intend to purchase Interests to the extent such purchase would cause a termination of the Partnership. Non-tendering Interest Holders should consult their own tax advisors regarding the tax consequences in their particular situations of a termination of the Partnership.


Effect on Exchange Act Regulation

          The Interests are currently registered under the Exchange Act. Registration under the Exchange Act may be terminated upon application of the Partnership to the Commission if there are fewer than 300 holders of interests of record. The Company does not believe that the Offer will result in the termination of registration of the Interests under the Exchange Act.

                           MARKET PRICES OF INTERESTS

          The Interests are not listed on any national securities exchange or quoted in the over the counter market, and there is no established public trading market for the Interests. Secondary sales activity for the Interests has been limited and sporadic. Therefore, a reduction in the number of Interest Holders should not materially further restrict the Interest Holders' ability to find purchasers for their Interests. The Company recently purchased 8,968.678 Interests at $200 per Interest through an Offer to Purchase distributed to Interest Holders. The Company also recently agreed to purchase 10,999 Interests at $240 per Interest from Everest. The Company does not have information regarding the prices at which all secondary sales transactions in the Interests have been effectuated. Various organizations offer to purchase and sell limited partnership interests (such as the Interests) in secondary sales transactions. Various publications such as The Stanger Report summarize and report information (on a monthly, bimonthly or less frequent basis) regarding secondary sales transactions in limited partnership interests (including the Interests), including the prices at which such secondary sales transactions are effectuated. Due in part to the inefficiency of the secondary markets, there can be no assurances that future secondary trades will occur or result in similar prices.

          The information regarding sale transactions in Interests from The Stanger Report is as follows:


     Reporting Period         Per Interest Transaction Price(1)      No. of
     ----------------         ---------------------------------      ------
                                    High             Low          Interests(2)
                                    ----             ---          ------------

     1993
     ----
     January 1 - March 31          $162.00          $120.00            365
     April 1 - June 30              166.00           115.00            433
     July 1 - September 30          183.00           140.00            416
     October 1 - December 31        187.00           142.00            608

     1994
     ----
     January 1 - March 31           200.00           150.00            428
     April 1 - June 30              199.00           175.00            441
     July 1 - September 30          199.00           169.00            996
     October 1 - December 31        205.00           140.00      (Not Available)

     1995
     ----
     January 1 - March 31           210.00           150.00            495
     April 1 - June 30              218.03           175.00            700
     July 1 - September 30          229.00           180.00            502
     September 1 - November 30      225.00           195.00            701

______________
(1) The Company does not know whether the transaction prices shown are before or after commissions.
(2)  The Company does not know the number of transactions.

                                     * * *

          No person has been authorized to make any recommendation or representation on behalf of the Company or to provide any information other than that contained herein or in the Letter of Transmittal. No such recommendation, information or representation may be relied upon as having been authorized.

                                           PUBLIC STORAGE, INC.
                                           600 North Brand Boulevard, Suite 300
                                           Glendale, California  91203-1241



                                           By:   /s/ Harvey Lenkin
                                                 --------------------------
                                                 Harvey Lenkin
                                                 President

April 15, 1996

                                   SCHEDULE 1

                             PARTNERSHIP PROPERTIES


As of December 31, 1995, the Partnership owned the properties described below:

                                                     Net
                                                  Rentable
                                    Land            Area            No. of
                                    Area           (Square         Rentable
       Location                    (Acres)          Feet)           Spaces
       --------                    -------        ---------         ------

201 Cobb Parkway                      3.1           47,980           431
Marietta, Georgia

6390 Winchester Road                  2.3           39,444           360
Memphis, Tennessee

5675 Summer Avenue                    2.4           46,010           377
Memphis, Tennessee (1)

2064 Briarcliff                       2.8           45,700           174
Atlanta, Georgia (2)

4333 Jackson Drive                    3.1           72,572           612
Garland, Texas

321 East Buckingham Road              2.1           40,701           299
Garland, Texas

3218 South Garnett Road               3.7           57,540           464
Tulsa, Oklahoma

5708 Fort Caroline Road               3.7           67,925           768
Jacksonville, Florida

3401 Avenue K                         4.7           87,654           897
Plano, Texas (3)

4301 and 4324 Poplar Level Road       4.1           81,892           798
Louisville, Kentucky (4)

2719 Morse Road                       4.3           62,190           518
Columbus, Ohio

5036 Cleveland Avenue                 5.0           65,086           583
Fort Myers, Florida

3281 Western Branch Boulevard         5.5           75,201           747
Chesapeake, Virginia


                                      1-1

                                                    Net
                                                 Rentable
                                    Land           Area             No. of
                                    Area          (Square          Rentable
       Location                    (Acres)         Feet)            Spaces
       --------                    -------       ---------          ------

2300 Kangaroo Drive                   4.0          47,502            657
Durham, North Carolina

23 W 650 Roosevelt Road               5.6          48,145            550
Winfield, Illinois (5)

1131 Semoran Boulevard                3.9          67,159            641
Casselberry, Florida

36 Pine Knoll Road                    4.2          50,325            446
Greenville, South Carolina (6)

750 East Third Street                 3.3          55,700            450
Lexington, Kentucky

1900 U.S. Highway 19 South            5.4          80,732            748
Tarpon Springs, Florida

7415 West Dean Road                  11.7         205,190          1,107
Milwaukee, Wisconsin (7)

W229 N590 Foster Court and            3.0          49,632            219
N5 W22966 Bluemound Road
Waukesha, Wisconsin (8)

3120 Breckenridge Lane                2.1          34,490            329
Louisville, Kentucky

2275 South Semoran Boulevard          1.9          30,050            345
Orlando, Florida

11195 Alpharetta Highway              9.1         113,310            680
Roswell, Georgia

     (1) The property consists of 374 units of mini-warehouse space and 3 units of office/warehouse space.
     (2) The property consists of 156 units of mini-warehouse space and 18 units of office/warehouse space.
     (3) The property consists of 855 units of mini-warehouse space and 42 paved parking spaces.
     (4)  4301 and 4324 Poplar Level Road were purchased as one unit.
     (5) The property consists of 455 units of mini-warehouse space and 95 parking spaces.
     (6) The property consists of 433 units of mini-warehouse space and 13 units of office/warehouse space.
     (7) The property consists of 694 units of mini-warehouse space and 413 paved parking spaces.
     (8) The property consists of 209 units of mini-warehouse space and 10 units of office/warehouse space.

                                      1-2

                                   SCHEDULE 2

            DIRECTORS AND EXECUTIVE OFFICERS OF PUBLIC STORAGE, INC.


Name of Director               Employer/Address/           Current Position/
or Executive Officer           Nature of Business          Dates of Employment
- --------------------           ------------------          -------------------

B. Wayne Hughes                Public Storage, Inc.        Chairman of the Board
(Executive Officer and         600 North Brand Boulevard   and Chief Executive
Director)                      Suite 300                   Officer
                               Glendale, CA  91203-1241    11/91 - present

                               Real estate investment


Harvey Lenkin                  Public Storage, Inc.        President
(Executive Officer and                                     11/91 - present
Director)                      Real estate investment


Ronald L. Havner, Jr.          Public Storage, Inc.        Senior Vice President
(Executive Officer)                                        from 11/13/95
                               Real estate investment      Chief Financial
                                                           Officer
                                                           11/91 - present

Hugh W. Horne                  Public Storage, Inc.        Senior Vice President
(Executive Officer)                                        from 11/13/95
                               Real estate investment      Vice President
                                                           1980-11/13/95
                                                           Secretary
                                                           1980-2/92

Marvin M. Lotz                 Public Storage, Inc.        Senior Vice President
(Executive Officer)                                        from 11/16/95
                               Real estate investment      Officer of
                                                           predecessor of the
                                                           Company
                                                           9/83-11/95

Mary Jayne Howard              Public Storage, Inc.        Senior Vice President
(Executive Officer)                                        from 11/16/95
                               Real estate investment      Officer of
                                                           predecessor of the
                                                           Company

                                      2-1


Name of Director               Employer/Address/           Current Position/
or Executive Officer           Nature of Business          Dates of Employment
- --------------------           ------------------          -------------------

David Goldberg                 Public Storage, Inc.        Senior Vice President
(Executive Officer)                                        and General Counsel
                               Real estate investment      from 11/16/95
                                                           Counsel to the
                                                           Company 6/91-11/95

Obren B. Gerich                Public Storage, Inc.        Vice President 1980 -
(Executive Officer)                                        present Chief
                               Real estate investment      Financial Officer
                                                           1980-10/91

John Reyes                     Public Storage, Inc.        Vice President from
(Executive Officer)                                        11/13/95
                               Real estate investment      Controller 2/92 -
                                                           present

Sarah Hass                     Public Storage, Inc.        Vice President from
(Executive Officer)                                        11/13/95
                               Real estate investment      Secretary 2/92 -
                                                           present

Robert J. Abernethy            American Standard           President
(Director)                      Development Company        1977 - present
                               Self Storage Management
                                Company
                               5221 West 102nd Street
                               Los Angeles, CA  90045

                               Develops and operates
                               mini-warehouses

Dann V. Angeloff               The Angeloff Company        President
(Director)                     727 West Seventh Street     1976 - present
                               Suite 331
                               Los Angeles, CA  90017

                               Corporate financial
                               advisory firm

                                      2-2


Name of Director               Employer/Address/           Current Position/
or Executive Officer           Nature of Business          Dates of Employment
- --------------------           ------------------          -------------------

William C. Baker               Carolina Restaurant         Chairman and Chief
(Director)                      Enterprises,Inc.           Executive Officer
                               3 Lochmoor Lane             1/92 - present
                               Newport Beach, CA  92660

                               Franchisee of Red Robin
                               International, Inc.

                               Red Robin International,    President
                               Inc.                        4/93-5/95
                               28 Executive Park, Suite
                               200
                               Irvine, CA  92714

                               Operates and franchises
                               restaurants

                               Private investor            3/88-1/92

Uri P. Harkham                 The Jonathan Martin         President and Chief
(Director)                     Fashion Group               Executive Officer
                               1157 South Crocker Street   1975 - present
                               Los Angeles, CA  90021

                               Designs, manufactures and
                               markets women's clothing

                               Harkham Properties          Chairman of the Board
                               1157 South Crocker Street   1978 - present
                               Los Angeles, CA  90021

                               Real estate

Berry Holmes                   Private investor since 1985
(Director)

       To the knowledge of the Company, all of the foregoing persons are citizens of the United States, except Uri P. Harkham, who is a citizen of Australia.

                                      2-3

          The Letter of Transmittal and any other required documents should be sent or delivered by each Interest Holder to the Depositary at one of the addresses set forth below:

                        The Depositary for the Offer is:

                       The First National Bank of Boston

          By Mail                  By Hand             By Overnight Courier
The First National Bank of    BancBoston Trust      The First National Bank of
           Boston            Company of New York              Boston
   Shareholder Services          55 Broadway            Corporate Agency &
       P.O. Box 1872              3rd Floor               Reorganization
    Mail Stop 45-01-19       New York, NY  10006        150 Royall Street
     Boston, MA  02105                                  Mail Stop 45-01-19
                                                        Canton, MA  02021

          Any questions about the Offer to Purchase may be directed to the Soliciting Agent at its telephone number set forth below:

                     The Soliciting Agent for the Offer is:

                                The Weil Company
                                 (800) 478-2605

          Any requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Company at its address and telephone number set forth below:

                              Public Storage, Inc.
                      600 North Brand Boulevard, Suite 300
                        Glendale, California  91203-1241
                                 (800) 421-2856
                                 (818) 244-8080